UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number: 001-31221

Total number of pages: 5

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	ACCA Wireless, ACCA Networks & NTT DoCoMo Agree on Strategic Partnership To Acquire 2.5GHz Broadband Wireless Access License

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: August 31, 2007	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

ACCA Wireless Co.,Ltd.

ACCA Networks Co.,Ltd.

NTT DoCoMo, Inc.

For Immediate Release

ACCA Wireless, ACCA Networks & NTT DoCoMo Agree on Strategic Partnership

To Acquire 2.5GHz Broadband Wireless Access License

TOKYO, JAPAN, August 31, 2007 — ACCA Networks Co., Ltd. and NTT DoCoMo, Inc. announced today their basic agreement to partner in a joint venture, ACCA Wireless Co., Ltd., for the provision of broadband wireless services based on mobile WiMAX technology.

The arrangement has been made necessary by the ministry’s decision not to grant 2.5GHz spectrum rights directly to existing operators of third-generation mobile services, such as DoCoMo, in order to encourage new market entrants.

ACCA Networks will provide overall management of ACCA Wireless, such as operation of high-speed wired infrastructure and sales of broadband wireless services. DoCoMo will help construct the wireless access network and provide technical assistance.

ACCA Networks agreed to the partnership based on DoCoMo’s extensive experience and know-how in mobile technologies. DoCoMo, which has been pursuing the launch of 2.5GHz broadband wireless services, sees a good fit with ACCA Networks’ goal to provide services with globally standardized technologies through open, cooperative relationships that leverage each partner’s strengths.

DoCoMo’s stake in ACCA Wireless will be limited to no more than one-third, according to ministry stipulations, since DoCoMo is an existing operator of 3G services. Under the agreement, ACCA Wireless would be recapitalized at about 72 billion yen, of which DoCoMo would provide about 19 billion yen for a stake of less than the 33.3% ceiling. ACCA Networks would invest about 30 billion yen, which would exceed the minimum 40% requirement for managerial control of ACCA Wireless as a consolidated subsidiary. Additional partners will be sought.

Both companies, as business partners, will accelerate preparations to apply for the 2.5GHz broadband wireless access license and develop business after the license acquisition.

For further information, please contact:

ACCA Networks Co., Ltd

Investor Relations Department

Tel: +81-3-4335-3727

Fax: +81-3-5208 –5259

E-Mail:ir@accanetworks.com

Website: http://www.acca.ne.jp/english/ir/index.html

NTT DoCoMo, Inc.

Shuichiro Ichikoshi or Makiko Furuta

International PR

Public Relations Department

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Website: www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/contact

About ACCA Networks

ACCA Networks Co., Ltd. (Code: 3764 JASDAQ Securities Exchange), provides high-quality broadband network services to both individual customers and corporations. ACCA has established a strong reputation, especially among corporate users, as a high-quality network provider through its 24 hour 365 day guaranteed network and maintenance dispatch team and high security level services utilizing ATM network. ACCA targets to develop and introduce broadband related communication services surpassing customer’s expectations and support day-to-day operations. Such services include but are not limited to Business Solution Services, such as “Machine-to-Machine” (M2M), and most recently mobile WiMAX, 2.5GHz broadband wireless access license ACCA has been preparing to acquire for business expansion. Further information on ACCA Networks is available at http://www.acca.ne.jp/english/ir/index.html

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company. DoCoMo serves more than 52 million customers, including 38 million people subscribing to FOMA™, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by more than 47 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.